

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Thomas Bushey
Chief Executive Officer
Newbury Street Acquisition Corp
121 High Street, Floor 3
Boston, MA 02110

      Re: Newbury Street Acquisition Corp
          Preliminary Proxy Statement on Schedule 14A
          Filed February 21, 2023
          File No. 001-40251

Dear Thomas Bushey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Christina C. Russo, Esq.